TULTEX CORPORATION                  EXHIBIT 12

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Amounts in thousands)

                                                                           Year Ended
                                                          Dec. 29   Dec.28    Jan. 2   Jan. 1  Dec. 31
                                                            1990     1991     1993      1994     1994

Income before income taxes
 and cumulative effect of accounting change               $30,270   $10,767   $20,251  $9,091  $14,435

Interest on indebtedness (B)                               15,162    11,414    13,540  16,996   18,151
Amortization of deferred debt issue costs                       0         0       106     268    1,774
Portion of rental expense representative of the
 interest factor (33%)                                      3,724     4,103     4,565   5,031    4,453

Total fixed charges                                        18,886    15,517    18,211  22,295   24,378

Income before income taxes and
cumulative effect of accounting change
and fixed charges (B)                                     $42,832   $23,934   $38,462 $31,386  $38,813

Ratio of earnings to fixed charges                           2.27    1.54(A)     2.11    1.41     1.59




COMPUTATION OF PRO FORMA
RATIO OF EARNINGS TO FIXED
CHARGES AFTER ADJUSTMENT
FOR DEBT ISSUANCE

Income before income taxes and
cumulative effect of accounting change and fixed
charges, as above (B)                                                                          $38,813

Fixed charges, as above                                                                         24,378

Adjustments:
 Estimated net increase in interest
 expense from refinancing                                                                        3,724

 Estimated net increase (decrease)
 in amortization of deferred debt
 issue costs                                                                                      (628)

Total pro forma fixed charges                                                                   27,474

Pro forma ratio of earnings to fixed charges                                                      1.41




(A) Included in earnings for the year ended December 28, 1991 was a nonrecurring gain of $4,014 before income taxes related to the sale of facilities. If such sale had not occurred, the ratio of earnings to fixed charges would have been 1.28.


(B) Interest on indebtedness includes capitalized interest of $6,324 and $2,350 for the years ended Dec. 29, 1990 and Dec. 28, 1991, respectively. This capitalized interest has been excluded from "income before taxes and cumulative effect of accounting change and fixed charges".